NEWS RELEASE

For immediate release
September 8, 2005

CANWEST INITIATES TENDER OFFERS AND CONSENT SOLICITATIONS

     Winnipeg, Manitoba, -- CanWest MediaWorks Inc. (“CanWest”), a wholly-owned subsidiary of CanWest Global Communications Corp., today announced that it has commenced cash tender offers for any and all of its outstanding 10 5/8% Senior Subordinated Notes due 2011 and 7 5/8% Senior Unsecured Notes due 2013. These two series of debt securities have combined principal amounts outstanding of US$625 million (CDN$744 million).

     As part of these offers, CanWest is soliciting noteholders’ consents to amend certain provisions of these notes and the related indentures. The tender offers and consent solicitations are an integral part of CanWest’s decision to transfer its Canadian newspaper and interactive operations (with the exception of the National Post) to a limited partnership, all of the interests in which will be indirectly held by CanWest and CanWest MediaWorks Income Fund (the “Fund”). The Fund will complete an initial public offering in Canada to finance the acquisition of its indirect interest in the partnership. The purpose of the consent solicitations and the proposed amendments to the notes and related indentures is to eliminate substantially all restrictive covenants and certain events of default contained in the notes and indentures, in order to allow the Canadian IPO and related transfer of the newspaper and online operations, and to increase CanWest’s operational and financial flexibility.

      For both offers, the early tender premium deadline for the consent solicitations is 5:00 p.m. Eastern Daylight Time (EDT) on September 21, 2005 and the expiration time is midnight EDT, on October 12, 2005. Holders may withdraw their tenders of notes prior to 5:00 p.m. EDT on September 21, 2005. All of these dates are subject to extension at CanWest’s election.

     CanWest intends to use a portion of the expected proceeds from a planned sale of its Canadian newspaper and interactive operations to CanWest MediaWorks Limited Partnership to acquire the Senior Subordinated Notes and Senior Unsecured Notes accepted pursuant to the tender offers.

     The purchase prices for notes of each series will be determined on October 6, 2005 (subject to extension) in the manner described in the Offers to Purchase and Consent Solicitation Statements dated September 8, 2005 that CanWest has distributed to holders of the notes. The purchase price for the Senior Subordinated Notes will be a “fixed spread” price. The purchase price for the Senior Unsecured Notes will be a composite price equal to the sum of 35% of the “equity claw-back” price described in the terms of those notes and 65% of a “fixed spread” price. The fixed spread prices for each of the two series of notes will be calculated using a yield equal to a fixed spread of 50 basis points plus the yield to maturity of, in the case of the Senior Subordinated Notes, the 2.000% U.S. Treasury Note due May 15, 2006 and, in the case of the Senior Unsecured Notes, the 2.625% U.S. Treasury Note due May 15, 2008.

     The purchase price for notes of each series includes an early tender premium that is equal to $30.00 per $1,000 principal amount of the notes. Holders of notes tendered after the early tender premium deadline will not receive the early tender premium.

     The offers are subject to conditions including the tender of a set minimum amount of notes of each series and the successful creation and Canadian IPO of the Fund.

     CanWest has retained Citigroup Global Markets Inc. to serve as dealer manager for the tender offers and consent solicitations. Global Bondholder Services Corporation will serve as the depositary and information agent for the tender offers and consent solicitations.

     Requests for documents relating to the tender offers and consent solicitations may be directed to Global Bondholder Services Corporation by telephone at 1-866 470-4500 (toll free) or 1-212 430-3774or in writing at 65 Broadway, Suite 74, New York, NY, 10006. Questions regarding the tender offers and consent solicitations may be directed to Citigroup Global Markets Inc., Liability Management Group, at 1-800-558-3745 (toll free) or 1-212-723-6106 (collect).

     This news release is neither an offer to purchase nor a solicitation of an offer to sell the notes. The offers are being made only pursuant to the Offers to Purchase and Consent Solicitation Statements dated September 8, 2005 which CanWest has distributed to holders of the Senior Subordinated Notes and Senior Unsecured Notes.

     The Fund’s units have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or the availability of an applicable exemption from the registration requirement of such Act. The Fund’s units are being offered in Canada only by means of the preliminary prospectus. This news release does not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of the Fund’s units in any province, territory state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

     CanWest MediaWorks Inc. is a wholly-owned subsidiary of CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV; www.canwestglobal.com), an international media company. CanWest, Canada’s largest publisher of daily newspapers, owns, operates and/or holds substantial interests in newspapers, conventional television, out-of-home advertising, specialty cable channels, radio networks and web sites in Canada, New Zealand, Australia, and the Republic of Ireland.

For further information, please contact:
Geoffrey Elliot, Vice President, Corporate Affairs
Tel: (204) 956-2025
Fax: (204) 947-9841
gelliot@canwest.com

or

John Maguire, Chief Financial Officer
Tel: (204) 956-2025
Fax: (204) 947-9841
jmaguire@canwest.com